Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2812	E-mail Address rfenyes@stblaw.com

February 26, 2020

VIA COURIER AND EDGAR

	Re:	ZoomInfo Technologies Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 13, 2020
CIK No. 0001794515

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
On behalf of ZoomInfo Technologies Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from the above referenced Amendment No. 1 (“Amendment No. 1”) to the draft registration statement on Form S-1 confidentially submitted on January 13, 2020. The Registration Statement has been revised in response to the comments of the staff of the Division of Corporation Finance of the SEC (the “Staff”), to reflect that it has been filed rather than confidentially submitted and to reflect certain other changes, including the presentation of audited financial statements as of and for the year ended December 31, 2019 and related disclosure throughout the Registration Statement. In addition, the Registrant has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time to review.

Securities and Exchange Commission	2	February 26, 2020

In addition, we are providing the following responses to your comment letter, dated January 27, 2020, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.
Form DRS/A Submitted on January 13, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 88

1.
You disclose that your net annual retention rate was 102% in 2018. Please revise to disclose such information for each period presented wherever applicable throughout the filing. In addition, we note you also reference the number of customers, number of new customers, ACV, numbers of companies and professionals on your platform, etc., as metrics to measure your growth in your discussion. Please revise to quantify these metrics for us for each period presented wherever applicable elsewhere throughout the filing.

The Registrant has enhanced the disclosure on pages 2, 97, 98, 109, 128 and 139 to provide additional metrics to facilitate investors’ understanding of its growth.
Non-GAAP Financial Measures, page 90

2.	We note your responses to prior comments 11 and 12. We continue to consider your responses and we may have comments once your unaudited pro forma combined and consolidated statements are available.
The Registrant acknowledges that the Staff will continue to consider the Registrant’s responses to prior comments 11 and 12.
Impact of the Reorganization Transactions, page 94

3.
We understand from your response to prior comment 13 that the entities subject to the Reorganization Transactions were determined to be in common control because a group of shareholders holds more than 50 percent of the voting ownership interest of each entity and contemporaneous written evidence exists of an agreement vote a majority of the entities’ shares in concert. Without having the benefit of reviewing the Existing LLCA, please explain to us in greater detail how the agreement to vote all shares of capital stock in the Registrant held by the principal unitholders to elect the director nominees of each of TA Associates, Carlyle, and the Founders – or other pertinent agreements – represents an agreement to vote the entities’ shares in concert.

The Registrant has further evaluated the rationale for its conclusion that the Reorganization Transactions should be accounted for as a reorganization of entities under common control. On further review, the Registrant has concluded that a common control

Securities and Exchange Commission	3	February 26, 2020

group will not be present at the shareholder level of the Registrant after giving effect to the Reorganization Transactions based on the description of common control as utilized in practice from EITF Issue No. 02-5, Definition of ‘Common Control’ in Relation to FASB Statement No. 141. However, the Registrant continues to believe that historical cost carryover basis accounting is appropriate as the Reorganization Transactions lack economic substance and therefore should be accounted for in a manner consistent with a common control transaction.
The Registrant’s conclusion is based on its corporate structure after giving effect to the Reorganization Transactions, which is commonly referred to as an umbrella partnership C corporation (“UP-C”) structure. This type of structure enables owners of a flow-through entity (i.e. ZoomInfo OpCo) to conduct an initial public offering via a newly formed C corporation (i.e. the Registrant), which will ultimately hold only an equity interest in the flow-through entity.
Various accounting firms have published guidance on the accounting by a C corporation in an UP-C structure, including:

•
KPMG’s Executive View, Unlocking value beyond a traditional IPO (September 2019), states, “The combination of the C corporation and the flow-through entity generally lacks substance and is not treated as a business combination. Rather, the combination is treated as a recapitalization, and the C corporation’s financial statements, including its presentation of earnings per share, show the historical results of the pass-through entity with the new equity structure.”

•
Grant Thornton’s New Developments Summary, Accounting considerations for Up-C transactions (September 2018), states, “When the C corporation is not a substantive entity, the combination between the C corporation and the LP is a recapitalization. A recapitalization is equivalent to the LP issuing stock for the net monetary assets of the C corporation, accompanied by a restructuring of the LP’s capital structure to that of the C corporation. Effectively, the historical financial statements of the LP will be recast to “take on” the equity structure of the C corporation.”

The following factors further support the Registrant’s conclusion that the Reorganization Transactions lack economic substance:

•
The Registrant, a newly formed C corporation, has not historically had any operations, and following the Reorganization Transactions, its sole material asset will be a controlling equity interest in ZoomInfo Opco. As the sole managing member of ZoomInfo OpCo, the Registrant will operate and control all of the business and affairs of ZoomInfo Opco and, through ZoomInfo OpCo and its subsidiaries, conduct its business.

Securities and Exchange Commission	4	February 26, 2020

•
The Reorganization Transactions will comprise of a series of transactions in which the ZoomInfo OpCo unitholders will have nearly identical ownership percentages and economic exposures before and after such transactions.

•	There will be no consideration exchanged in the Reorganization Transactions and no reallocation of value between the different equity classes.
These transactions are similar to reincorporation transactions, in which an entity redomiciles from one state to another, which are also accounted for as common control reverse mergers that lack substance. The substance of the transaction can be viewed as consistent with the existing operating company forming a new entity to enable a public offering, and the Registrant believes practice in these circumstances is to view such transactions in this way.
The Registrant has updated its disclosure on pages i, 8, 18, 70, and 103 to further indicate that the Reorganization Transactions were determined to lack economic substance and that the transaction was accounted for in a manner consistent with a transaction between entities under common control.
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Securities and Exchange Commission	5	February 26, 2020

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Anthony Stark, General Counsel of the Registrant (anthony.stark@zoominfo.com), and to me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

cc:	Securities and Exchange Commission
Jan Woo, Legal Branch Chief
ZoomInfo Technologies Inc.
Henry Schuck
Cameron Hyzer
Anthony Stark
Latham & Watkins LLP
Marc D. Jaffe
Jason M. Licht
Stelios G. Saffos